Exhibit 99.1

SINGAPORE (June 20, 2023) Karoooo Limited (“Karooooo”) announces distribution of the notice of annual general meeting.

Annual General Meeting

The annual general meeting of shareholders of Karooooo will be held by way of electronic communication on Wednesday, 12 July 2023 at 12:00 South African time (6:00am Eastern Time) for purposes of dealing with the ordinary and special business of an annual general meeting. The record date for both distribution of the Notice of Annual General Meeting and in order to be eligible to attend and vote at the Annual General Meeting is Wednesday, 7 June 2023.

The Notice of Annual General Meeting has been distributed to shareholders today and will be available on the company’s website.

For more information, visit www.karooooo.com.